UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 7)

Under the Securities Exchange Act of 1934

Xzeres Corp.

(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE

(Title of Class of Securities)

984189 100

(CUSIP Number)

Ravago Holdings America Inc.

1900 Summit Tower Blvd Suite 900, Orlando, FL 32810

407-875-9595

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

August 28, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 984189 100

1.	Names of Reporting Persons:	Ravago Holdings America Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only:

4.	Source of Funds (See Instruction):	PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization:	Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With:
7.	Sole Voting Power:	12,272,423
8.	Shared Voting Power:	N/A
9.	Sole Dispositive Power:	12,272,423
10.	Shared Dispositive Power:	N/A
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,272,423

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 16.86%*

14.	Type of Reporting Person (See Instructions): CO

*	The percentage is calculated based upon 72,768,897 shares of common stock of Xzeres Corp. issued and outstanding on April 6, 2015.

Explanatory Note

This Amendment No. 7 to Schedule 13D (“Amendment No. 7”) amends the Schedule 13D filed by the Reporting Person with the Securities and Exchange Commission on January 13, 2014 as amended by that certain Amendment #1 on Schedule 13D/A filed on June 11, 2014, Amendment No. 2 on Schedule 13D/A filed on July 18, 2014, Amendment No. 3 on Schedule 13D/A filed on August 28, 2014, Amendment No. 4 to Schedule 13D/A filed on April 7, 2015, Amendment No. 5 to Schedule 13D/A filed on April 7, 2015 and Schedule 13D (Amendment No. 6) filed on June 16, 2015 (“Amendment No. 6”) (as amended, the “Prior Filing”).

As provided in Amendment No 6., on June 9, 2015, in a private placement transaction, the Reporting Person invested an additional $3,620,000 in the Issuer in exchange for 1,810 shares (the “Series B Shares”) of Series B Participating Preferred Stock (the “Series B Offering”), with $301,650 of such purchase price satisfied pursuant to the conversion of a Demand Convertible Subordinated Secured Promissory Note dated as of May 27, 2015 issued by the Issuer and the remaining balance provided in cash from the Reporting Person’s available funds.

This Amendment No. 7 is filed to update the disclosure in Item 4, to among other things update the reference to the certificate of designation that will govern the preferences and rights pertaining to the Series B Shares, which will now be governed by the Amended and Restated Certificate Of Designation, Preferences, And Rights Of Series B Participating Preferred Stock of the Issuer filed with the State of Nevada on August 28, 2015.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 in the Prior Filing is hereby supplemented and amended in its entirety by replacing the text thereof with the following:

On or about April 1, 2013, the Reporting Person provided loans in the amount of $2,000,000 in connection with its participation in loans provided to the Issuer by Renewable Power Resources, LLC (the “Initial Participation”). In connection with the Initial Participation, James Duffy, the President of the Reporting Person, similarly provided loans in the amount of $1,000,000 in connection with such participation. In connection with such loans, the Issuer issued warrants to the Reporting Person and Mr. Duffy, for the purchase of 2,307,692 and 1,153,846 shares respectively, upon payment of the exercise price of $0.35 per whole share (the “Initial Warrants”).

On or about June 20, 2013, the Reporting Person and Mr. Duffy increased their participation by providing additional loans in the amount of $888,889 and $444,444 respectively (the “Initial Participation Increase”). In connection with the Initial Participation Increase, the Issuer issued warrants to the Reporting Person and Mr. Duffy, for the purchase of 1,025,641 and 512,821 shares respectively, upon payment of the exercise price of $0.35 per whole share (the “Initial Increase Warrants”).

On or about July 31, 2013, the Reporting Person and Mr. Duffy increased their participation by providing additional loans in the amount of $800,000 and $400,000 respectively (the “Second Participation Increase”). In connection with the Second Participation Increase, the Issuer issued warrants to the Reporting Person and Mr. Duffy, for the purchase of 920,000 and 460,000 shares respectively, upon payment of the exercise price of $0.35 per whole share (the “Second Increase Warrants”).

On or about April 23, 2014, the Reporting Person and Mr. Duffy increased their participation by providing additional loans in the amount of $971,501 and $485,751 respectively (the “Third Participation Increase”). In connection with the Second Participation Increase, the Issuer issued warrants to the Reporting Person and Mr. Duffy, for the purchase of 1,117,227 and 558,613 shares respectively, upon payment of the exercise price of $0.35 per whole share (the “Third Increase Warrants”). The Third Increase Warrants expire on April 16, 2018 and the share amount and exercise price are subject to adjustment under certain circumstances, including if there is a change in the fully-diluted outstanding share amount of the Issuer as such Third Increase Warrants can be exercised for 1.3982% and 0.6991% respectively of the fully-diluted outstanding share amount of the Issuer, calculated in accordance with such warrant, in exchange for an aggregate exercise price of approximately $391,029 and $195,515 respectively.

On or about October 25, 2013, the Reporting Person exercised its Initial Warrants, Initial Increase Warrants and Second Increase Warrants and thereafter received 4,253,333 Shares pertaining to such exercise. On or about October 17, 2013, Mr. Duffy exercised his Initial Warrants, Initial Increase Warrants and Second Increase Warrants and thereafter received 2,126,667 Shares pertaining to such exercise.

On or about August 21, 2014, the Reporting Person exercised its Third Increase Warrant, and thereafter received 1,120,687 Shares pertaining to such exercise, and also invested an additional $302,891 in the Issuer in exchange for 865,403 Shares.

On April 3, 2015, in a private placement transaction, the Reporting Person invested an additional $904,950 in the Issuer in exchange for 6,033,000 Shares.

On June 9, 2015, the Reporting Person entered into the Series B Offering to provide capital to the Issuer to assist in funding the capital needs of the Issuer in exchange for the issuance of the Series B shares as well as to increase its voting control and obtain certain Board of Director appointment rights and liquidation rights with respect to the Issuer. The Series B Shares will entitle the Reporting Person to certain dividend, voting, Board appointment, liquidation and other rights as described in the Amended and Restated Certificate Of Designation, Preferences, And Rights Of Series B Participating Preferred Stock of the Issuer filed with the State of Nevada on August 28, 2015 (as amended or modified from time to time, the “Certificate of Designation”). The Certificate of Designation was filed by the Issuer on a Form 8-k filed with the SEC on September 1, 2015.

Based on representations of the Issuer in the Series B Offering, the Issuer was eligible for deregistration under the Securities Exchange Act of 1934 prior to the Series B Offering, and the Reporting Person intends to explore, and may initiate, the deregistration of the Issuer’s shares.

As previously disclosed in the Prior Filing, on or about April 3, 2015, the Reporting Person determined that it, and/or an entity that it helps form (which any such entity may include ownership by other affiliates or insiders of the Issuer or persons related to or affiliated with the Reporting Person), intends to engage in discussions with the Issuer’s management, Board, other stockholders and other relevant parties, which discussions may include proposing or considering to initiate a going-private acquisition transaction with respect to the Issuer (the “Transaction”).  The Reporting Person intends to continue to engage in such discussions, and may propose or initiate a Transaction. Depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of Shares, other investment opportunities available to the Reporting Person, market conditions and general economic and industry conditions, the Reporting Person may take such actions with respect to its investments in the Issuer as they deem appropriate, including a transaction effectuated via a merger with the Issuer and/or a tender offer or other open-market or private acquisitions of additional shares in the Issuer by the Reporting Person or other applicable entity, but may also be effectuated via a reverse split.  Following such merger or other controlling acquisition, the Reporting Person or other applicable party would likely intend to take the Issuer private, and to the extent not already accomplished, deregister and delist, if applicable, the Issuer’s shares.  While the Reporting Person feels that such Transaction is in the best interests of the shareholders, there are no assurances that any Transaction will be consummated and the Reporting Person is not under any obligation to consummate a Transaction.  If the Transaction is not consummated for any reason, the Reporting Person intends to continuously review the Issuer’s business affairs, capital needs and general industry and economic conditions, and, based on such review, the Reporting Person may, from time to time, determine to increase or decrease their ownership of common stock, approve an extraordinary corporate transaction with regard to the Issuer or engage in any of the events set forth in Items 4(a) through (j) of Schedule 13D. The foregoing is intended for informational purposes only and is not a solicitation of proxies in connection with any such Transaction.

Except as provided in this Amendment No. 7 and the Prior Filing, the Reporting Person and each of the other persons referenced in Item 2 in the Prior Filing, do not have any current plans or proposals which would relate to or would result in:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) any action similar to any of those enumerated above.

The plans and possible activities of the Reporting Person and each of the other persons referenced in Item 2 in the Prior Filing are subject to change at any time.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 1, 2015

Ravago Holdings America Inc.

By: /s/ Ron Nardozzi

Name: Ron Nardozzi

Title: Vice President and Treasurer